UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Simcere Pharmaceutical Group

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

82859P 10 41

(CUSIP Number)

New Good Management Limited	Weidong Ren
No.699-18 Xuan Wu Avenue	Simcere Pharmaceutical Group
Xuan Wu District, Nanjing	No. 699-18 Xuan Wu Avenue, Xuan Wu District
Jiangsu Province 210042	Nanjing, Jiangsu Province 210042,
The People’s Republic of China	The People’s Republic of China
Telephone: +86-25-8555-6666

With a copy to:

Ling Huang, Esq.

W. Clayton Johnson, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers—West (23Fl)

12 B Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

Page 2 of 8 pages

CUSIP No. 82859P 10 4
1.		Names of Reporting Persons Jinsheng Ren
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3.		SEC Use Only
4.		Source of Funds OO — See Item 3
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,054,978 (See Items 2, 3, 4 and 5)(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,054,978 (See Items 2, 3, 4 and 5)(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 44,054,978(1)
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 39.4%(2)
14.		Type of Reporting Person CO

(1) As further described in Items 2 and 4, the Reporting Persons (as defined in Item 2 below) may also be deemed to beneficially own 17,924,692 Ordinary Shares of the Issuer (as defined in Item 1 below) beneficially owned by Assure (as defined in Item 2 below) by reason of the Consortium Agreement (as defined in Item 4 below), which are excluded from the above share amounts and percentages.

(2) Based on a total of 111,858,666 Ordinary Share outstanding as of March 11, 2013, as provided by the Issuer, which include 10,437,340 restricted Ordinary Shares that have been granted and are currently issuable by the Issuer under its 2006 Stock Incentive Plan. See Item 5.

Page 3 of 8 pages

CUSIP No. 82859P 10 4
1.		Names of Reporting Persons New Good Management Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3.		SEC Use Only
4.		Source of Funds OO — See Item 3
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization PEOPLE’S REPUBLIC OF CHINA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,054,978 (See Items 2, 3, 4 and 5)(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,054,978 (See Items 2, 3, 4 and 5)(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 44,054,978(1)
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 39.4%(2)
14.		Type of Reporting Person IN

(1) As further described in Items 2 and 4, the Reporting Persons (as defined in Item 2 below) may also be deemed to beneficially own 17,924,692 Ordinary Shares of the Issuer (as defined in Item 1 below) beneficially owned by Assure (as defined in Item 2 below) by reason of the Consortium Agreement (as defined in Item 4 below), which are excluded from the above share amounts and percentages.

(2) Based on a total of 111,858,666 Ordinary Share outstanding as of March 11, 2013, as provided by the Issuer, which include 10,437,340 restricted Ordinary Shares that have been granted and are currently issuable by the Issuer under its 2006 Stock Incentive Plan. See Item 5.

Page 4 of 8 pages

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons (as defined in Item 2 below) with respect to Simcere Pharmaceutical Group (the “Company” or the “Issuer”), and (i) amends and supplements the statement on Schedule 13D filed on February 9, 2009, by Mr. Ren with respect to the Issuer with the United States Securities and Exchange Commission (the “SEC”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on July 27, 2009, and (ii) replaces and supersedes the statement on Schedule 13G filed on February 12, 2008, by NGM with respect to the Issuer with the SEC, as amended and/or restated by Amendment No. 1 to the Schedule 13G filed on February 9, 2009, Amendment No. 2 to the Schedule 13G filed on February 9, 2010, Amendment No. 3 to the Schedule 13G filed on February 11, 2011, Amendment No. 4 to the Schedule 13G filed on February 14, 2012, and Amendment No. 5 to the Schedule 13G filed on February 14, 2013.

Item 1.	Securities and Issuer

This Schedule 13D relates to Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”), of the Issuer. The address of the Issuer’s principal executive office is No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

Item 2.	Identity and Background
(a) — (c) and (f)

This Schedule 13D is filed jointly by Mr. Jinsheng Ren (“Mr. Ren”) and New Good Management Limited (“NGM”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. Mr. Ren and NGM are collectively referred to herein as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act by reason of their relationship described in Item 2 and the Consortium Agreement (as defined in Item 4 below).

Mr. Ren is the chairman of the board of directors of the Company.  Mr. Ren is a citizen of The People’s Republic of China. His principal occupation is as a director of the Issuer.  Mr. Ren’s principal business address is c/o Simcere Pharmaceutical Group, No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

NGM is a company incorporated under the laws of the British Virgin Islands.  NGM is an investment holding company. Mr. Ren and Excel Advanced Group Limited, an investment holding company incorporated under the laws of the British Virgin Islands, are the record holders of 33.2% and 34.8% of the total outstanding shares of NGM, respectively.  Excel Advance Group Limited is 100% owned by Mr. Yong Ren, Mr. Ren’s son, and Mr. Ren is the sole director of Excel Advance Group Limited.  Other record shareholders of NGM include certain other family members of Mr. Ren and management members of the Issuer.  NGM’s principal business address is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.  Mr. Ren, Mr. Weidong Ren (Mr. Ren’s brother) and Mr. Jindong Zhou are the directors of NGM. Mr. Weidong Ren is a citizen of The People’s Republic of China and his principal occupation is the General Legal Counsel of the Issuer.  Mr. Jindong Zhou is a citizen of The People’s Republic of China and his principal occupation is an executive vice president of the Issuer.  The business address of each of Mr. Weidong Ren and Mr. Jindong Zhou is c/o Simcere Pharmaceutical Group, No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China. By virtue of the shareholding position and directorship of Mr. Ren and his family members in NGM, Mr. Ren may be deemed to be a beneficial owner having power to direct the voting and disposition of the Ordinary Shares held by NGM.

Page 5 of 8 pages

As further described in Item 4 below, the Reporting Persons may be deemed to (i) be a “group” with Assure Ahead Investments Limited, a company incorporated under the laws of the British Virgin Islands and controlled by Hony Capital II, L.P., which directly holds 17,924,692 Ordinary Shares of the Issuer (“Assure”), for purposes of Section 13(d) of the Act as a result of entering into the Consortium Agreement (as defined in Item 4 below) and (ii) beneficially own the 17,924,692 Ordinary Shares directly held by Assure.  However, each Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares of the Issuer directly held by Assure, and does not affirm membership in a “group” (within the meaning of Rule 13(d)5(b) of the Act) with Assure, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer beneficially held by Assure or any other person or is a member of a group with Assure or any other person.  The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by Assure.

The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

(d) — (e)

During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The Reporting Persons may be deemed to beneficially own the Ordinary Shares directly held by Assure by reason of the Consortium Agreement (as defined in Item 4 below).  No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4	Purpose of Transaction

The Ordinary Shares currently owned by Mr. Ren and NGM were acquired for investment purposes.

On March 11, 2013, Mr. Ren, NGM and Assure entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.02.  Under the Consortium Agreement, Mr. Ren, NGM and Assure agreed, among other things, to form a consortium (the “Consortium”) to (i) jointly deliver a non-binding proposal (the “Proposal Letter”) to the Issuer’s board of directors for the acquisition of all the Ordinary Shares (including the Ordinary Shares represented by American Depositary Receipts) not beneficially owned by the Consortium (the “Transaction”), (ii) deal exclusively with each other with respect to the Transaction for 12 months after the date thereof (except otherwise agreed therein), (iii) conduct a joint assessment of the Issuer as promptly as reasonably and share all information reasonably necessary to evaluate the Issuer, and (iv) use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer’s approval, to enter into the definitive agreements in respect of the Transaction.  In addition, Consortium have agreed not to (1) make a competing proposal for the acquisition of the Issuer, or (2) acquire or dispose of any Ordinary Shares of the Issuer.

On March 11, 2013, the Consortium, on behalf of itself, submitted the Proposal Letter to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.03. In the Proposal Letter, the Consortium proposed to acquire, through an acquisition vehicle to be established by the Consortium, all of the Ordinary Shares and American Depositary Shares (each representing two Ordinary Shares, “ADSs”) not already owned by the Consortium for US$4.78 per Ordinary Share or US$9.56 per ADS in cash. The Consortium also stated in the Proposal Letter that they are interested only in acquiring the Ordinary Shares not already owned by them or their affiliates, and that they do not intend to sell their stakes in the Issuer to a third party.

Page 6 of 8 pages

The Consortium intends to finance the transactions contemplated under the Proposal Letter through a combination of debt and equity capital.

If the Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the New York Stock Exchange.

The description of the Consortium Agreement and the Proposal set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Consortium Agreement and the Proposal Letter, which have been filed as Exhibits 7.02 and 7.03, respectively, and are incorporated herein by this reference.

None of the Issuer, any of the Reporting Persons or Assure is obligated to complete the transactions described herein, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any other action specified in Item 4 of this Schedule 13D. The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Item 5	Interest in Securities of the Issuer
The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.
(a) — (b)

Mr. Ren directly owns an aggregate of 6,665,988 restricted Ordinary Shares, which constitute approximately 6.0% of the outstanding Ordinary Shares of the Issuer.  Such restricted Ordinary Shares directly owned by Mr. Ren include (i) 2,665,988 restricted Ordinary Shares that are fully vested and were granted to him on May 7, 2009 in exchange for his then outstanding share options to acquire 5,500,000 Ordinary Shares under the Issuer’s 2006 Stock Incentive Plan and (ii) 4,000,000 restricted Ordinary Shares that were granted to him on September 11, 2012 and are currently issuable under the terms of 2006 Stock Incentive Plan Restricted Share Award Agreement between Mr. Ren and the Issuer (a copy of which has been filed as Exhibit 7.04 and is incorporated herein by this reference), subject to certain vesting schedules with respect to rights to dividends and transfers.

NGM directly owns an aggregate of 37,388,990 Ordinary Shares, which constitute approximately 33.4% of the outstanding Ordinary Shares of the Issuer.  Such Ordinary Shares directly owned by NGM include (i) 36,950,602 Ordinary Shares held of record and (ii) 438,388 Ordinary Shares represented by ADSs, and such Ordinary Shares were initially acquired by NGM through a series of reorganizations prior to the Issuer’s initial public offering in April 2007.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons each may be deemed to beneficially own 44,054,978 Ordinary Shares of the Issuer as of March 11, 2013 by reason of their relationship as described in Item 2 and the Consortium Agreement, which constitute approximately 39.4% of the outstanding Ordinary Shares of the Issuer.

The above disclosure of percentage information is based on a total of 111,858,666 outstanding Ordinary Shares as of March 11, 2013, as provided by the Issuer, which include 10,437,340 restricted Ordinary Shares granted and currently issuable under the 2006 Stock Incentive Plan.

(c)

Except as set forth in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Ordinary Share of the Company during the 60 days preceding the filing of this Schedule 13D.

(d) — (e)	Not applicable.

Page 7 of 8 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Consortium Agreement, the Proposal Letter and the 2006 Stock Incentive Plan Restricted Share Award Agreement under Items 3, 4 and 5 are incorporated herein by reference in their entirety.

On June 20, 2012, NGM entered into a Rule 10b5-1 Trading Plan (the “Sales Plan”) in reliance on Rule 144 under the Securities Act of 1933, as amended, and Rule 10b5-1 under the Act with a broker-dealer.  Under the Sales Plan, the broker-dealer may sell on behalf of NGM up to an aggregate number of ADSs specified in the Sales Plan subject to certain conditions and terms. As of the date hereof, 219,194 ADSs under the Sales Plan had not yet been sold.  Following entering into the Consortium Agreement and the submission of the Proposal Letter, NGM has notified the broker-dealer to suspend the Sales Plan in accordance with its terms.

To the best knowledge of the Reporting Persons, except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of March 12, 2013.
Exhibit 7.02:	Consortium Agreement by and among New Good Management Limited, Jinsheng Ren and Assure Ahead Investments Limited, dated as of March 11, 2013.
Exhibit 7.03:	Proposal Letter from New Good Management Limited, Jinsheng Ren and Assure Ahead Investments Limited to the board of directors of the Issuer, dated as of March 11, 2013.
Exhibit 7.04:	2006 Stock Incentive Plan Restricted Share Award Agreement by the Issuer and Jinsheng Ren, dated as of September 11, 2012.

Page 8 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2013

New Good Management Limited

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Chairman

Jinsheng Ren

By:	/s/ Jinsheng Ren